EXHIBIT 99.1

May 30, 2014

Central Fund of Canada Limited (Symbols: NYSE MKT - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the six months ended April 30, 2014.

CENTRAL FUND OF CANADA LIMITED

Statements of Net Assets

(expressed in U.S. dollars, unaudited)

	April 30	October 31
	2014	2013
Net assets:
Gold bullion, at market, (cost $1,355,145,634)	$2,183,549,253	2,243,709,127
Silver bullion, at market, (cost $964,091,381)	1,483,867,908	1,708,603,089
Cash and short-term deposits	29,898,187	36,475,223
Interest receivable and other	419,926	324,457

	3,697,735,274	3,989,111,896
Accrued liabilities	(3,999,280)	(1,992,138)
Dividends payable	-	(2,544,327)
Net assets representing shareholders’ equity	$3,693,735,994	3,984,575,431
Represented by:
Capital stock Class A shares issued: 254,432,713	$2,419,770,678	2,419,770,678
Common shares issued: 40,000	19,458	19,458
	2,419,790,136	2,419,790,136
Retained earnings inclusive of unrealized appreciation of holdings	1,273,945,858	1,564,785,295
	$3,693,735,994	3,984,575,431

Net asset value per share:
Class A shares	$14.52	15.66
Common shares	$11.52	12.66
Exchange rate: U.S. $1.00 = Cdn.	$1.0957	1.0429

Net asset value per share expressed in Canadian dollars:
Class A shares	$15.90	16.33
Common shares	$12.62	13.20

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian generally accepted accounting principles included in its audited October 31, 2013 Annual Report and accompanying Management’s Discussion and Analysis.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets increased by $58.2 million or 1.6% during the three months ended April 30, 2014 primarily as a result of a 3.0% increase in the price of gold and a 0.2% decrease in the price of silver during the period.

Net assets decreased by $290.8 million or 7.3% during the six months ended April 30, 2014 primarily as a result of decreases in the prices of gold and silver during the period of 2.7% and 13.2% respectively.

CENTRAL FUND OF CANADA LIMITED

Statements of Income (Loss)

(expressed in U.S. dollars, unaudited)

	Three months ended April 30		Six months ended April 30
	2014	2013	2014	2013
Income (loss):
Interest	$ 19,037	30,158	$ 39,656	63,144
Change in unrealized appreciation of holdings	61,239,592	(917,430,847)	(284,907,444)	(1,028,600,723)
Total income (loss)	61,258,629	(917,400,689)	(284,867,788)	(1,028,537,579)
Expenses:
Administration fees	1,727,301	2,116,861	3,393,097	4,467,955
Safekeeping, insurance and bank charges	1,058,013	1,337,062	2,111,119	2,924,239
Shareholder information	74,761	107,910	132,268	165,141
Directors’ fees and expenses	48,870	48,563	100,116	105,426
Audit and related regulatory fees	46,549	53,776	94,315	108,544
Stock exchange fees	35,617	37,387	72,903	75,342
Registrar and transfer agent fees	21,509	22,106	37,779	38,582
Legal fees	9,353	22,484	29,950	52,496
Miscellaneous	50	(35)	102	58
Total expenses	3,022,023	3,746,114	5,971,649	7,937,783
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$58,236,606	(921,146,803)	$(290,839,437)	(1,036,475,362)
Net income (loss) per share:
Class A shares	$0.23	(3.62)	$(1.14)	(4.07)
Common shares	$0.23	(3.62)	$(1.14)	(4.07)

Net income, inclusive of the change in unrealized appreciation of holdings, for the three months ended April 30, 2014 was $58.2 million compared to a net loss, inclusive of the change in unrealized appreciation of holdings of $921.1 million for the comparative period in 2013. Net loss, inclusive of the change in unrealized appreciation of holdings, for the six months ended April 30, 2014 was $290.8 million compared to $1,036.5 million for the comparative period in 2013. Virtually all of the net income (loss) for both the three and six-month periods ended April 30, 2014 was a result of the change in the unrealized appreciation of holdings during the respective periods. During the three month period, the change was the result of a higher price of gold offset partially by a lower price of silver. During the six month period, the change was the result of lower prices of both gold and silver. Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, decreased by $389,560 and $1,074,858 respectively during the three and six-month periods ended April 30, 2014 as compared to the same periods in 2013. The decreases in administration fees were a direct result of the lower levels of average net assets under administration during the three and six month periods.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three and six-month periods ended April 30, 2014 remained unchanged from their comparative periods in 2013 at 0.08% and 0.16% respectively. For the twelve-month period ended April 30, 2014, the expense ratio was 0.32% compared to 0.31% for the twelve-month period ended April 30, 2013.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices. At April 30, 2014, the Class A shares of Central Fund were backed 99.3% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or the Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878